Exhibit 2.1
ALLEN & OVERY

Allen & Overy LLP

EXECUTION COPY

AGREEMENT FOR THE SALE AND PURCHASE OF ALL THE ISSUED AND OUTSTANDING SHARES IN NOORTMAN MASTER PAINTINGS B.V.

ARCIMBOLDO S.A.

ROBERT NOORTMAN

and

SOTHEBY’S HOLDINGS, INC.

7 June, 2006

7 June 2006

THIS AGREEMENT is made on 7 June, 2006

BETWEEN:

(1)

Arcimboldo S.A. a private limited liability company incorporated under the laws of Luxembourg, whose registered office is at p/a 46 A, Avenue J.F. Kennedy, L-1855 Luxembourg-Kirchberg (the Seller); and

(2)	R.C. Noortman, born in Heemstede, the Netherlands, on 5 March, 1946, residing at De Groote Mot 31, 3840 Borgloon, Belgium identified by his passport with number BA00788024 (Noortman);

and

(3)	Sotheby’s Holdings, Inc., a corporation established under the laws of Michigan, whose principal office is at 1334 York Avenue, New York, NY 10021 (the Purchaser).

BACKGROUND:

(A)

The Seller is the owner of all the issued share capital of Noortman Master Paintings B.V., a company incorporated under the laws of the Netherlands whose registered office is at (6211 LE) Vrijthof 49, Maastricht (the Company). Noortman is the sole shareholder of Seller and will act as a surety for obligations of Seller under this agreement.

(B)	The Seller wishes to sell and the Purchaser wishes to purchase all the issued share capital of the Company on the terms set out in this agreement.

(C)	The Purchaser has conducted a due diligence investigation.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	In addition to terms defined elsewhere in this agreement, the definitions and other provisions in Schedule 13 apply throughout this agreement unless a contrary intention clearly appears.

1.2

In this agreement, unless the contrary intention clearly appears, a reference to a Clause, subclause Annex or Schedule is a reference to a Clause, subclause, Annex or Schedule of or to this agreement. The Schedules and the Annexes are an integral part of this agreement.

1.3	The headings used in this agreement do not affect its interpretation.

2.	SALE AND PURCHASE

2.1	By and subject to the terms of this agreement, the Seller sells and the Purchaser purchases the Shares.

2.2

On Completion, the Shares shall be transferred (geleverd) free from all Restrictions and together with all rights attached to them, save for the dividend rights and the related Shareholder Loan as set out in Clause 8.

2.3	The consideration for the Shares shall be

1	7 June 2006

	(a)	1,946,849 (one million nine hundred forty-six eight hundred forty nine) Sotheby’s Shares (the Initial Consideration) plus

	(b)	such number of Sotheby’s Shares as shall be calculated in accordance with Clause 2.6 (the Additional Consideration).

The Initial Consideration and the Additional Consideration are together referred to as the Consideration. The Seller makes in respect of the Consideration the representations set out in Paragraph 1 of Schedule 3 (Warranties: Capacity and Consequences of Sale). Seller furthermore acknowledges and accepts that the Consideration is subject to the transfer restrictions set forth in Schedule 11.

2.4	Seller and Purchaser agree that the calculation of the Consideration is based on

	(a)	Noortman complying with his Employment Agreement;

	(b)	the net equity (‘eigen vermogen’) of the Company on 31 May, 2006 being EUR 500,000; and

	(c)	the Company achieving a Total EBIT of at least EUR 30,000,000 (thirty million euros) for the five years following the date of this agreement.

2.5	The Initial Consideration shall be transferred to the Seller in accordance with Schedule 4.

2.6	Without prejudice to Clause 3.1(b) the Additional Consideration will be calculated as follows:

(a)

If, on or prior to the 31 May, 2011, the Total EBIT of the Company, as set out in the Total EBIT Statement, exceeds or is equal to EUR 60,000,000 (sixty million euros), the Additional Consideration will be 486,712 (four hundred eighty six thousand seven hundred twelve) Sotheby’s Shares.

(b)

If the Total EBIT of the Company, as set out in the Total EBIT Statement, is lower than EUR 60,000,000 (sixty million euros) but is greater than EUR 45,000,000 (forty-five million euros), the Additional Consideration will be calculated as follows:

Total EBIT -/- EUR 45,000,000
Additional Consideration = 486,712 Sotheby’s Shares Î
EUR 15,000,000

(c)

If the Total EBIT of the Company, as set out in the Final EBIT Statement (as defined hereinafter), is equal to or less than EUR 45,000,000 (forty-five million euros), there will be no Additional Consideration.

An example of a calculation of the Additional Consideration, using pro forma figures, is set out in Schedule 2.

2.7

The Total EBIT of the Company will be calculated, until 31 May, 2011, by the accounting staff of the Company on a semi-annual basis, in accordance with Dutch GAAP as consistently applied by the Company in the 3 (three) years prior to Completion and based on the audited financial statements of the Company. The Total EBIT as calculated by the accounting staff of the Company will - subject to the approval of Purchaser of the relevant amount, which approval will not be unreasonably withheld - be entered into a Total EBIT Statement. A copy of the Total EBIT Statement will be provided to the Purchaser and the approval of the Total EBIT Statement will be evidenced by the signature of a duly authorized representative of Purchaser on such copy of the Total EBIT Statement. The Total

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EBIT as entered into the approved Total EBIT Statement shall be used as the Total EBIT for the purposes of this agreement.

2.8

Seller and Purchaser agree that the first Total EBIT Statement will be drawn up on 31 December, 2006 and will include the period between 31 May, 2006 through 31 December, 2006. In deviation of the regular interval for drawing up the Total EBIT Statements, the last Total EBIT Statement (the Final EBIT Statement) will be drawn up on 31 May 2011. The Final EBIT Statement will include the period between 1 January, 2011 and 31 May, 2011. No Total EBIT Statements will be drawn up after the Final EBIT Statement.

2.9

Any dispute as to the amount or calculation of the Total EBIT shall be exclusively submitted to an expert, being an accountant from such accountants firm of international repute as shall be agreed by Seller and the Purchaser in writing. In the event that Seller and Purchaser cannot agree on such an expert for 20 (twenty) Business Days after the request of either party to agree on such expert, each of Seller and Purchaser may request the President of the Dutch Institute for Registered Accountants (Nederlands Instituut voor Register Accountants (NIVRA)) to appoint such expert from an accountants firm of international repute. The expert shall determine the dispute by means of a binding advice (bindend advies). Seller and Purchaser shall instruct the expert to render its binding advice within 40 (forty) Business Days of his appointment. The costs of the expert will be borne by the Company.

2.10	Furthermore Seller and Purchaser agree that Purchaser shall pay EUR 100 (one hundred euros) of Seller’s legal fees.

2.11	The Seller

(a) covenants with the Purchaser that it has the right to sell and on Completion will have the right to transfer to the Purchaser full ownership in the Shares on the terms set out in this agreement;

(b)

covenants with the Purchaser that the general meeting of shareholders of the Company resolved to declare the Initial Distribution and the Additional Distribution or, alternatively, to declare the Alternative Resolution prior to Completion (all as set out in Clause 8); and

(c) shall procure the approval of the appropriate corporate body as required by the Company’s constitutional documents or otherwise.

3.	BAD LEAVER, EBIT GUARANTEE, AND ADJUSTMENT OF CONSIDERATION

3.1	Seller and Purchaser agree that in the event that Noortman is a Bad Leaver

(a) the Seller shall, within 10 (ten) Business Days after Noortman becomes a Bad Leaver, transfer 389,370 (three hundred eighty-nine thousand three hundred seventy) Sotheby’s Shares to Purchaser; and

(b)

the Seller shall forfeit any entitlement to such part of the Additional Consideration as shall be held in Escrow in accordance with Clause 5 at the moment that Noortman becomes a Bad Leaver or after his Employment Agreement has been terminated due to an urgent cause (dringende reden) and such termination has not been voided by a court order.

3.2

Seller and Purchaser agree that if, on 31 May, 2011, the Total EBIT of the Company, as set out in the Final EBIT Statement, is lower than EUR 30,000,000 (thirty million euros), the Seller shall, within 40 (forty) Business Days after such date, transfer to Purchaser a certain number of Sotheby’s

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Shares (the Clawback). The maximum Clawback amounts to 20% of the Initial Consideration. The Clawback shall be calculated as follows:

EUR 30,000,000 -/- Total EBIT
Clawback = 389,370 Sotheby’s Shares. Î
EUR 30,000,000

An example of a calculation of the Clawback, using pro forma figures, is set out in Schedule 2.

3.3

For the avoidance of doubt, it is provided that the Clawback as set forth in the previous Clause does not apply if Noortman is a Bad Leaver, and Seller complies with its obligations as set forth in Clause 3.1(a).

4.	LOCK-UP

4.1

Without prejudice to Clause 4.2, the Seller agrees that it shall not sell, transfer or otherwise dispose of any of the Sotheby’s Shares that it receives as Initial Consideration or of its economic interest therein until the second anniversary of Completion. The Seller acknowledges that appropriate stop transfer notations shall be reflected in the stock records of Purchaser.

4.2

In addition to the obligations in the previous Clause, the Seller agrees that it shall retain a number of Sotheby’s Shares equalling 20% of the Initial Consideration and that it shall not in any way sell, transfer or otherwise dispose such Sotheby’s Shares or its economic interest therein or create any Restriction on such shares until the fifth anniversary of Completion. The Seller acknowledges that appropriate stop transfer notations shall be reflected in the stock records of Purchaser.

4.3

The restriction on the transfer of Sotheby’s Shares contained in Clause 4.1 and 4.2 shall terminate in the event of (i) a public bid on Sotheby’s Shares, unless the board of directors of the Purchaser has publicly declared such bid to be hostile (ii) a delisting of all Sotheby’s Shares, or (iii) a merger or demerger of Purchaser in which Sotheby’s Shares are exchanged for other consideration provided in each case that the parties understand and agree that Purchaser intends to merge with and into Sotheby’s Delaware, Inc. in connection with a pending reincorporation transaction and that such merger shall not result in the termination of the transfer restrictions set forth herein.

4.4

For the avoidance of doubt, it is provided that the Lock-up as set forth in this Clause does not apply to any transfer of Sotheby’s Shares received by the Seller as Consideration to a family trust, provided that, prior to such transfer, such trust shall undertake, and Noortman shall procure that such trust shall undertake, that it shall be bound by the same lock-up obligations as Seller as set forth in this Clause.

5.	ESCROW

5.1

At Completion, the Purchaser will transfer 486,712 (four hundred eighty six thousand seven hundred twelve) Sotheby’s Shares into an Escrow Account to be held by the Escrow Agent in accordance with the escrow agreement that is attached to this agreement as Schedule 9 (the Escrow Agreement). The Additional Consideration (if any) will be paid by the Escrow Agent out of the Escrow Agreement.

5.2

Any transfer of Sotheby’s Shares by the Escrow Agent to the Seller in accordance with the Escrow Agreement shall be deemed to be a transfer by or on behalf of the Purchaser to the Seller and after such transfer the Seller may make no further claim from the Purchaser in respect of the Additional Consideration.

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5.3

In the event referred to in Clause 2.6(a), the Additional Consideration will be transferred by the Escrow Agent to the Seller within 20 (twenty) Business Days after the determination of the relevant Total EBIT Statement.

5.4

In the event referred to in Clause 2.6(b) the Escrow Agent shall, within 20 (twenty) Business Days after the determination of the relevant Total EBIT Statement, transfer such Additional Consideration to the Seller as it may be entitled to in accordance with that Clause 2.6(b), minus any Additional Consideration that has already been transferred to Seller. An example of the calculation of such Additional Consideration is set out in Schedule 2. Any Sotheby’s Shares (if any) that remain in the Escrow Account after the transfer of the Additional Consideration based on the Final EBIT Statement will be transferred by the Escrow Agent to the Purchaser.

5.5

In the event referred to in Clause 2.6(c) the Escrow Agent will transfer all Sotheby’s Shares that are held in the Escrow Account to the Purchaser within 20 (twenty) Business Days after the determination of the Final EBIT Statement.

5.6

In the event that Noortman becomes a Bad Leaver, the Escrow Agent will transfer all Sotheby’s Shares that are held in the Escrow Account to the Purchaser within 20 (twenty) Business Days after the day on which Noortman becomes a Bad Leaver.

5.7

In the Escrow Agreement such arrangements will be made as to ensure that, until such date as the Additional Consideration is determined in accordance with Clause 2.6 or Noortman becomes a Bad Leaver, (i) Seller is entitled to vote all of the Sotheby’s Shares that are held by the Escrow Agent, and (ii) Seller is entitled to all dividends and other distributions that may be declared in respect of these Sotheby’s Shares, provided that a proportionate amount of dividends and other distributions on the Sotheby’s Shares will only be paid out together with the transfer of these Sotheby’s Shares in accordance with the provisions of this Clause 5, and that Seller waives all rights on dividends and distributions that have been declared in respect of Sotheby’s Shares that are not transferred to it.

6.	COMPLETION

6.1

Completion shall, save for the execution of the Deed of Transfer (as defined hereinafter), take place at the offices of the Purchaser New York on 7 June, 2006. The Deed of Transfer shall be executed at the office of Purchaser’s Lawyers.

6.2	At Completion:

(a) the Seller shall observe or perform those things respectively listed in relation to it or its Group in Schedule 4 (Completion) and

(b) the Purchaser shall observe or perform those things respectively listed in relation to it or its Group in Schedule 4 (Completion).

6.3	The transfer (overdracht) of the Shares shall be effected by execution of a deed of transfer substantially in the form attached hereto in Schedule 5 (the Deed of Transfer).

6.4

The Notary is a civil law notary with the Purchaser’s Lawyers. The Seller acknowledges that it has been informed of the existence of the Ordinance Containing Rules of Professional Conduct and Ethics (‘Verordening beroeps- en gedragsregels’) of the Royal Professional Organisation of Civil Law Notaries (‘Koninklijke Notariële Beroepsorganisatie’). Seller furthermore explicitly agrees and acknowledges (i) that Purchaser’s Lawyers may advise and act on behalf of the Purchaser with respect to this agreement, and any agreements or any disputes related to or resulting from this agreement, and (ii) that the Notary will execute the Deed of Transfer.

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6.5

If for any reason the Seller does not do or procure to be done all those things listed in relation to it or its Group in this Clause or in Schedule 4 (Completion), the Purchaser may elect (in addition and without prejudice to all other rights or remedies available to it) to either:

	(a)	set a new time and date for Completion, in which case this Clause and Schedule 4 (Completion) shall also apply to the deferred Completion; or

	(b)	effect Completion as far as practicable (without in any way limiting the Purchaser’s rights or remedies under this agreement or by law to, amongst other things, claim for damages); or

(c)

terminate this agreement, in which case all provisions of this agreement shall terminate, except for the Clauses 1, 16, 17, 18, 19, 21, 22, 23, 25, 26, and the relevant provisions of Schedule 13, which Clauses shall survive such termination.

6.6

If for any reason the Purchaser does not do or procure to be done all those things listed in relation to it or its Group in this Clause or in Schedule 4 (Completion), the Seller may elect (in addition and without prejudice to all other rights or remedies available to it) to either:

	(a)	set a new time and date for Completion, in which case this Clause and Schedule 4 (Completion) shall also apply to the deferred Completion; or

	(b)	effect Completion as far as practicable (without in any way limiting the Seller’s rights or remedies under this agreement or by law to, amongst other things, claim for damages); or

(c)

terminate this agreement, in which case all provisions of this agreement shall terminate, except for the Clauses 1, 16, 17, 18, 19, 21, 22, 23, 25, 26, and the relevant provisions of Schedule 13, which Clauses shall survive such termination.

6.7

Neither Seller nor Purchaser shall be obliged to complete the sale and purchase of the Shares unless those things set out in Schedule 4 are done simultaneously. This subclause shall not, however, prejudice any rights or remedies available to any party in respect of any default on the part of any other party.

7.	BUSINESS POST-COMPLETION

7.1	The Purchaser agrees that, subject to Clause 7.2

(a)

for the first five years of the Employment Agreement, Noortman will remain the sole managing director of the Company and its subsidiaries from time to time, reporting only to Mr. Daryl Wickstrom or such other officer of Purchaser as Purchaser may designate from time to time to succeed Mr. Wickstrom, and Purchaser has no current intention, subject to applicable legal, stock exchange and regulatory requirements, and subject to agreement of Noortman, to install a supervisory board or similar corporate body;

	(b)	for the duration of the Employment Agreement no (senior) management members will be appointed in the Company and its subsidiaries from time to time without the prior written consent of Noortman;

	(c)	the number of employees of the Company and their labour conditions will not be negatively influenced as a result of the transaction contemplated in this agreement;

	(d)	the Company will be enabled to fully participate in the benefits of the group finance structure of Purchaser; to that end, the Purchaser will replace the outstanding bank loans of

6	7 June 2006

the Company with ABN AMRO by its own credit facilities and procure the release of Noortman from his personal liability/suretyship vis-à-vis the ABN AMRO bank;

	(e)	the Company will be enabled to continue its regular course of business;

	(f)	the Company will maintain and register its present (trade)names and trademarks.

7.2

Notwithstanding the foregoing, the Company will be, after Completion, a member of Purchaser’s corporate group and as such will be subject in all respects to Purchaser’s corporate governance, accounting and legal policies and will be required to comply with all legal, compliance and regulatory requirements applicable to a member of the corporate group of Purchaser.

7.3

The Seller and Noortman undertake that, following Completion they each will co-operate with the Purchaser in establishing a key man insurance on the name of Noortman and that they will provide the provider of such insurance and the relevant insurance broker with all information that it may require to provide such insurance and that information shall be true, complete, correct and not misleading and shall meet all requirements for that insurance to be valid.

8.	DISTRIBUTION OF FREE RESERVES

8.1

Prior to Completion, the general meeting of shareholders of the Company has resolved, based on the Accounts, to make a distribution to the Seller in an amount of EUR 12,000,000 (twelve million euros) (the Initial Distribution). For the avoidance of doubt it is expressly provided that of the amount that is provided in the Accounts for the Initial Distribution (i.e. EUR 12,627,532 (twelve million six hundred twenty seven thousand five hundred thirty-two euros) only an amount of EUR 12,000,000 (twelve million euros) will be the Initial Distribution, which will be subject to adjustment in accordance with the provisions of this Clause 8.

8.2	Prior to Completion, the general meeting of shareholders of the Company has resolved (this resolution: the Adjustment Resolution):

(a)

that if it appears, after the determination of the Completion Balance Sheet and the Adjustment Calculation in accordance with this Clause 8, that a distribution (in addition to the Initial Distribution) is required to cause the Net Equity to be EUR 500,000 (five hundred thousand euros), to make such additional distribution (the Additional Distribution) to the Seller;

(b)

that if it appears, after the determination of the Completion Balance Sheet and the Adjustment Calculation in accordance with this Clause 8, that the Initial Distribution has caused the Net Equity to be less than EUR 500,000, the shareholders’ resolution as referred to in Clause 8.1 will be revoked and instead of the Initial Distribution such distribution will be made to Seller so as to cause the Net Equity to be EUR 500,000 (the Alternative Distribution).

8.3	Within 20 (twenty) Business Days after Completion, the Seller shall deliver to Purchaser

	(a)	a Completion Balance Sheet; and

	(b)	a calculation of the Additional Distribution (in the event referred to in Clause 8.2(a)) or the Alternative Distribution (in the event referred to in Clause 8.2(b)) (the Adjustment Calculation).

8.4	If the Purchaser notifies the Seller of its acceptance of the Adjustment Calculation, this calculation shall be conclusive, final and binding for the purpose of this agreement.

7	7 June 2006

8.5

Within 10 (ten) Business Days of the date on which the Completion Balance Sheet and the Adjustment Calculation have been delivered by the Seller to the Purchaser, the Purchaser shall complete its examination thereof and may deliver a written statement setting forth any proposed change to the Completion Balance Sheet or the Adjustment Calculation (the Dispute Notice) to the Seller.

8.6

The Purchaser and the Seller shall use all reasonable efforts to resolve any dispute involving the Adjustment Calculation within 10 (ten) Business Days of the Seller receiving a Dispute Notice from the Purchaser.

8.7

If any such dispute is not resolved within that period, one or more experts of an accountants firm of international repute shall be appointed by the Seller and the Purchaser to make the final determination of the Adjustment Calculation. If the Seller and the Purchaser cannot agree on such a firm, one or more experts shall be appointed by the President of the Dutch Institute of Registered Accountants (Nederlands Instituut voor Registeraccountants (NIVRA)) upon application by either the Purchaser or the Seller. The Purchaser and the Seller shall use their best endeavours to procure that the experts’ resolution is made within 45 (forty five) business days of his/their appointment(s) and shall provide him/them with all such information, data and cooperation as he/they may request for the purpose of making the resolution in a timely manner. The experts’ resolution shall be a binding advice (bindend advies) and shall be final and binding for the purpose of this agreement. The costs and expenses of the expert(s) and the services provided by him/them pursuant to this Clause shall be equally split between the Purchaser and the Seller, unless the expert(s) decide(s) otherwise.

8.8	The amount actually owed by the Company to the Seller, after adjustment (if any), due to the shareholders’ resolutions set forth in this Clause 8 is referred to as the Actual Distribution.

8.9

The Actual Distribution shall be converted into a non-interest bearing loan provided by the Seller to the Company (the Shareholder Loan). The Shareholder Loan shall be repaid by the Company in four instalments, according to the following schedule:

	(a)	the first instalment, equalling an amount of one sixth (1/6) of the Shareholder Loan, is due and payable within 20 (twenty) Business Days of Completion;

	(b)	the second instalment, equalling an amount of one sixth (1/6) of the Shareholder Loan, is due and payable on the first anniversary of Completion;

	(c)	the third instalment, equalling an amount of one third (1/3) of the Shareholder Loan, is due and payable on the second anniversary of Completion; and

	(d)	the fourth and final instalment, equalling an amount of one third (1/3) of the Shareholder Loan, is due and payable on the third anniversary of Completion.

9.	WARRANTIES

9.1	The Seller represents and warrants (garandeert) to the Purchaser that, on the date of this agreement each of the statements set out in Schedule 3 (Warranties) is true, accurate and not misleading.

9.2	Each of the Warranties set out in Schedule 3 (Warranties) is separate and independent and, except as expressly provided to the contrary in this agreement, not limited:

	(a)	by reference to any other Warranty; or

	(b)	by any other provision of this agreement.

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9.3

The Seller acknowledges that the Warranties are material and that the accuracy of the Warranties is essential to the Purchaser’s decision to enter into and pay the Consideration set out in this agreement. The Warranties allocate between the Seller and the Purchaser the risk and costs relating to any facts or circumstances which may cause any of the Warranties to be untrue, inaccurate or misleading.

9.4

The Seller agrees with the Purchaser that it shall not bring any claim in connection with the giving of the Warranties against the Company in the event of a Warranty Claim, except in the event of fraud or criminal behaviour.

9.5	The liability of the Seller in connection with the Warranties shall be subject to the limitations contained in Clause 10 (Limitation of Liability).

10.	LIMITATION OF LIABILITY

10.1	The liability of the Seller in respect of a Warranty Claim shall be limited as follows:

(a)

the Purchaser shall not be entitled to recover any damages in respect of any Warranty Claims unless the aggregate amount of the agreed or determined damages in respect of such breaches exceeds EUR 500,000 (five hundred thousand euros), in which case the whole amount may be recovered by the Purchaser; and

(b)

the Seller shall cease to be liable in respect of any claims under Clause 9 (or Clause 12 on the date which is five years after the date of Completion, except in respect of (i) then current and actual claims of which the Purchaser gives written notice to the Seller before that date or (ii) the current and actual claims under Warranties relating to Taxation and competition laws of which the Purchaser gives notice before the date being the expiration of the statutory limitation period for claims under the relevant laws; and

(c) the Seller’s maximum aggregate liability will not exceed an amount equalling 70 (seventy) per cent. of the number of Sotheby’s Shares actually received by the Seller multiplied by EUR 22.60.

10.2	The Seller shall not be liable in respect of a Warranty Claim if and to the extent that it relates to any liability or obligation on the part of the Company:

(a)

for which a specific provision is made in the Accounts, unless such provision is not sufficient in which case the Seller is liable for any and all amounts which have not been sufficiently provided for;

(b)

which would not have arisen but for a change in legislation made after the date of this agreement (whether relating to Taxation, rates of Taxation or otherwise) or the withdrawal of any extra-statutory concession previously made by a tax authority (whether or not the change purports to be effective retrospectively in whole or in part); and

(c) which would not have arisen but for a change after Completion in the accounting bases on which the Company values its assets.

10.3

The Seller shall not be liable in respect of a Warranty Claim if and to the extent that the relevant fact, circumstance or matter has been fully and fairly disclosed in this agreement, the Due Diligence Documents or the Disclosure Letter.

10.4

Nothing in this agreement or in the Disclosure Letter shall limit in time the liability of the Seller in relation to any Warranty Claim attributable to the fraud, dishonesty or wilful concealment on the part of the Seller or its representatives or advisers.

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10.5	If:

	(a)	the Seller makes a payment in respect of a Warranty Claim (the Damages Payment); and

	(b)	the Purchaser receives any sum which it would not have received but for the circumstances that gave rise to that Warranty Claim; and

	(c)	the receipt of that sum was not taken into account in calculating the Damages Payment; and

	(d)	before receipt of that sum, but after taking into account the Damages Payment, the Purchaser has been compensated in full for the loss or liability which gave rise to the Warranty Claim in question, the Purchaser shall repay to the Seller an amount equal to the lower of (i) that sum and (ii) the Damages Payment, after deducting (in either case) all costs incurred by the Purchaser in recovering that sum and any taxation payable by the Purchaser by virtue of its receipt.

10.6

In the calculation of the Damages Payment, any current or future positive effect of the breach of any of the Warranties on the Purchaser, including a positive effect relating to a tax saving, reduction or reimbursement, shall be taken into consideration. Any Damages Payment shall be increased to take into account any net tax cost incurred by the recipient thereof as a result of the receipt of the Damages Payment.

10.7

The Purchaser confirms that it is, on the date of this agreement, not aware of any matter or circumstance that qualifies as a breach of Warranties. Notwithstanding the previous sentence Purchaser’s ability to claim for breach of any of the Warranties shall not be treated as waived, qualified or otherwise affected by any actual knowledge or any knowledge imputed to the Purchaser except for matters fully and fairly disclosed in the Due Diligence Documents and the Disclosure Letter and except as expressly provided for to the contrary in this agreement.

10.8

If the Purchaser becomes aware, that there is or may be any matter that will or may lead to any Warranty Claim, the Purchaser shall immediately notify the Seller thereof in writing provided that any failure of the Purchaser to give notice within the time limits set out in this Clause shall exclude the liability of the Seller only if and to the extent that such delay caused irreparable damage to the Seller.

11.	HANDLING OF CLAIMS

11.1

Upon receipt of notice of a Third Party Claim, the Purchaser shall, before taking any action, consult with the Seller on a defence to the Third Party Claim and endeavour to reach agreement on a communal strategy regarding such defence.

11.2

If no agreement is reached on a defence within 10 (ten) Business Days after consultations have begun, the Seller may notify Purchaser that it shall instruct, and instruct, its own lawyers to prepare and file all documents and ancillary papers that are necessary for a defence against the relevant Third Party Claim, provided that Seller shall acknowledge that such Third Party Claim qualifies as a breach of the Warranties and that, consequently Seller is liable for such Third Party Claim. The Purchaser shall instruct the Company to act cooperate with Seller to the extent necessary for such defence and shall procure that the Seller is given access to all information and documentation that is necessary for Seller be able to properly defend against the Third Party Claim. The Seller shall bear its own legal fees and expenses related to a defence against a Third Party Claim under this Clause 11.1.

10	7 June 2006

11.3

If Seller does not issue the notice set forth in Clause 11.1 within 10 (ten) Business Days of the term mentioned in that Clause, Purchaser may assume the defence of such Third Party Claim. The Purchaser’s legal fees and other costs in relation to a defence under this Clause 11.3 shall be for the account of the Company, unless it is determined that such liability qualifies as a breach of any of the Warranties, in which case these costs will be borne by the Seller.

11.4

Any person that is defending and controlling a Third Party Claim, shall at all times select counsel, experts and consultants of recognized standing and competence, take all steps that are necessary in the investigation, defence or settlement of such Third Party Claim, and shall at all times diligently and promptly pursue the resolution thereof. The person conducting the defence of a Third Party Claim shall at all times act as if all losses and all costs and expenses incurred relating to such Third Party Claim were for its own account and shall act in good faith and with reasonable prudence to minimize losses and all costs and expenses incurred following from it, taking into full account the reputation and other interests of the other parties. Each of Seller and Purchaser shall, and shall cause each of its affiliates, directors, officers, employees, and agents to, cooperate and consult fully and timely with the other party and the Company in connection with any Third Party Claim, for which the other party has assumed the defence.

12.	SPECIFIC INDEMNITIES

12.1	The Seller agrees with the Purchaser that the Seller will pay to the Purchaser an amount equal to

(a)

any payment of Taxation for which the Company is liable as a result of any transaction, event, act or omission occurring on or before Completion, by reference to any event on or before Completion or as a consequence of the transaction contemplated by this agreement, to the extent that such payment is not specifically provided for in the Accounts; and

(b) any costs or expenses incurred by the Purchaser or the Company in connection with any action taken in avoiding, resisting or settling any such payment of Taxation.

12.2	The Seller furthermore agrees with the Purchaser that it shall pay to the Purchaser an amount equal to:

(a)

any liabilities, claims and costs that have been incurred by the Company or that may be incurred by the Company or the Purchaser and that are caused by the Company not complying with any applicable legislation, including, for the avoidance of doubt, any relevant competition laws, in the period up to and including Completion; and

(b)

any liabilities, claims and costs that have been incurred by the Company or that may be incurred by the Company or the Purchaser caused by any Litigation that pertains to the period up to and including Completion.

12.3

The liability of the Seller under this Clause shall not be mitigated limited or qualified in any way by the limits on the liability of the Seller under Clause 10 (Limitation of Liability) or by any other provision of this agreement, with the exception of Clauses 10.1(b), 10.1(c), 10.2, 10.5 and 10.6 which shall apply mutatis mutandis to liabilities pursuant to this Clause 12.

13.	EMPLOYMENT AGREEMENT

13.1

On or before Completion Noortman shall enter into an employment agreement with the Company substantially in form as set out in Schedule 8 (the Employment Agreement). By signing this agreement, Noortman acknowledges that, following Completion, he will have no claims on or against the Company and there will be no obligations of the Company with respect to Noortman (including, for the avoidance of doubt, any claim or obligation with respect to pensions), other than

11	7 June 2006

such claims, rights and obligations that follow from the Employment Agreement, this agreement and section 7 of the Disclosure Letter.

14.	PROTECTIVE COVENANTS

14.1	The Seller and Noortman covenant with the Purchaser for itself and for the benefit of the Company that they shall not:

(a)

for a period of five years after Completion be involved in any business which is competitive or likely to be competitive with any of the businesses carried on by the Company at Completion except, in the case of Noortman, within the framework of the Employment Agreement; or

(b)

for a period of five years after Completion induce or attempt to induce any person who is at Completion a supplier of goods or services to, or a client of, the Company to cease to supply, or to restrict or vary the terms of supply, to the Company or to cease being a client of the Company; or

(c)

other than with the consent of the Purchaser, (which consent will not be unreasonably withheld) for a period of five years after Completion induce or attempt to induce any employee of the Company to leave the employment of the Company;

(d)

make use of or (except as required by any Legal Requirement) disclose or divulge to any third party any information of a secret or confidential nature relating to the business or affairs of the Company or its customers or suppliers; or

(e)

after Completion use or (insofar as it can reasonably do so) allow to be used (except by the Company) any trade name or trade mark used by the Company at Completion or any other name intended or likely to be confused with such a trade name.

14.2	For the purposes of this Clause:

(a) a person is involved in a business if he acts as a principal or agent or if:

(i) he is a partner, director, employee consultant or agent in, of or to any person who carries on the business; or

(ii) he has any direct or indirect financial interest (as shareholder or otherwise) in any person who carries on the business; or

(iii)

he is a partner, director, employee, consultant or agent in, of or to any person who has a direct or indirect financial interest (as shareholder or otherwise) in any person who carries on the business;

(b) references to the Company include its successors in business.

14.3

In the event of a breach of the Seller’s or Noortman’s duties under this Clause, Noortman shall pay to the Purchaser, an amount of EUR 100,000 for each breach and, in addition, an amount of EUR 10,000 for each day that the Seller or Noortman continues to be in breach, without the need to notify the Seller or the need of a court order and without prejudice to any right of the Purchaser to recover any damages that it may have suffered as consequence of such breach, provided that Purchaser shall notify Seller or Noortman (as the case may be) as soon as reasonably possible after Purchaser learns of a breach of this Clause. Parties furthermore agree that Purchaser shall have the

12	7 June 2006

right to obtain a court order in injunctive relief proceedings in civil court (kort geding) to enforce the obligations contained in this Clause.

14.4

The parties acknowledge the importance of the provision of this Clause for value of the Company to the Purchaser and acknowledge that the amounts set forth in the previous Clause represent a genuine and reasonable estimate of the damage likely to be suffered by the Purchaser if the Seller or Noortman breaches any of its obligations under this Clause.

15.	SURETYSHIP BY NOORTMAN

15.1

Noortman guarantees by way of a suretyship (borgtocht) to the Purchaser the payment and performance when due of all amounts and obligations by the Seller under this agreement and all related documents including Seller’s liability (if any) under Clause 9 (Warranties). This suretyship shall remain in full force and effect until all such amounts and obligations have been irrevocably paid and discharged, but shall in any event terminate at the date which is 5 (five) years after the date of this agreement.

16.	CONFIDENTIALITY

16.1

Subject to Clause 16.2, no party shall make or permit any person connected with it to make any announcement concerning this sale and purchase or any ancillary matter before, on or after Completion, unless mutually agreed.

16.2	The Purchaser shall and shall procure that for a period of five years after Completion:

(a) it shall keep confidential all information provided to it by or on behalf of the Seller or Noortman which relates to the Seller or Noortman; and

(b) if after Completion the Company holds confidential information relating to the Seller or Noortman, it shall keep that information confidential.

16.3	The Seller and Noortman shall, and shall procure that, for a period of five years after Completion:

(a) all information which relates to any member of the Purchaser’s Group provided to them by or on behalf of the Purchaser shall be kept confidential; and

(b)

if after Completion a Seller holds confidential information relating to the Company, it shall keep that information confidential and, to the extent reasonably practicable, shall return that information to the Purchaser or destroy it, in each case without retaining copies.

16.4

Without prejudice to any other obligation of confidentiality that Noortman may have under this agreement and any ancillary document thereto (including the Employment Agreement) or under any applicable statute or legal principle, Noortman shall at all times keep confidential and not use or disclose to any person any information of a confidential or proprietary nature regarding the Company or Purchaser’s Group.

16.5	Nothing in this Clause prevents any announcement being made or any confidential information being disclosed:

(a) with the written approval of the other parties; or

(b)

to the extent required pursuant to any Legal Requirement (including filings with the SEC), however, a party required to disclose any confidential information shall promptly notify the other parties, where practicable and lawful to do so, before disclosure occurs and co-operate

13	7 June 2006

with the other parties regarding the timing and content of such disclosure or any action which the other parties may reasonably elect to take to challenge the validity of such requirement.

17.	NOTICES

17.1

Any notice or other formal communication given under this agreement (which includes fax, but not email) must be in writing and may be delivered in person, or sent by post or fax to the party to whom it is to be given as follows:

	(a)	to the Seller at:	Arcimboldo S.A.

PO Box 415

L 2014 Luxembourg

		Fax:	+352 421961

		marked for the attention of:	Mr. Geoffrey Picrit,

	(b)	to the Purchaser at:	Sotheby’s
1334 York Avenue
New York, NY 10021
United States of America

		marked for the attention of:	William S. Sheridan
Daryl Wickstrom

		and to:	Eric Shube
Allen & Overy LLP
1221 Avenue of the Americas
New York, NY 10020
United States of America

and

Sietze Hepkema
Allen & Overy LLP
PO Box 75440
1070 AK Amsterdam
The Netherlands

		Fax:	+31 20 674 1898

	(c)	to Noortman at:	Noortman Master Paintings B.V.

Vrijthof 49

6211 LE Maastricht

the Netherlands

		Fax:	+31 43 321 3899

14	7 June 2006

marked for the attention of:	Robert C. Noortman

or at any such other address or fax number of which it shall have given notice for this purpose to the other parties under this Clause. Any notice or other communication sent by post shall be sent by recorded delivery post (aangetekende post met ontvangstbevestiging) (if the place of destination is the same as its country of origin) or by overnight courier (if its destination is elsewhere).

17.2	Any notice or other communication shall be deemed to have been given:

	(a)	if delivered in person, at the time of delivery; or

(b)

if sent by post, at 10.00 a.m. on the second business day after it was sent by recorded delivery post (aangetekende post met ontvangstbevestiging) or at 10.00 a.m. (local time at the place of destination) on the fifth Business Day after it was sent by overnight courier; or

(c)

if sent by fax, on the date of transmission, if transmitted before 5.00 p.m. (local time at the place of destination) on any Business Day and in any other case on the Business Day, following the date of transmission).

17.3

In proving the giving of a notice or other communication it shall be sufficient to prove that delivery in person was made or that the envelope containing the communication was properly addressed and posted, either by recorded delivery post (aangetekende post met ontvangstbevestiging) or by overnight courier, as the case may be), or that the fax was properly addressed and transmitted.

17.4

Notwithstanding any other provision of this agreement, for the purpose of serving any document (including notices and writs of summons) relating to or in connection with this agreement, the Seller hereby chooses as its place of domicile the address of its Dutch legal counsel Mr. Pieter van der Korst at Houthoff Buruma, Amsterdam and appoints such as its service agent (domicilie keuze).

18.	FURTHER ASSURANCE

18.1

On or after Completion each of the parties shall, at its own cost and expense, execute and do (or procure to be executed and done by any other necessary party) all such deeds, documents, acts and things as another party to this agreement may from time to time reasonably require in order to give full effect to this agreement.

19.	ASSIGNMENT

No party may assign any of its rights or transfer any of the obligations under this agreement or any interest therein without the prior written consent of the other parties.

20.	PAYMENTS

20.1

Unless otherwise agreed, any cash payments to be made under this agreement or any related documents shall be made in Euro by transfer of the relevant amount to the relevant account on or before the date the payment is due. The relevant account for a given payment is:

	(a)	For any payment to be made to the Seller:

		bank:	ABN AMRO Bank Luxembourg SA

46 Avenue J.F. Kennedy

1855 Luxembourg

15	7 June 2006

		IBAN:	LU78 1620 1982 9197 8001

		BIC:	ABNALULL

or such other account as the Seller shall, not less than three Business Days before the date on which payment is due, have specified by giving notice to the Purchaser;

	(b)	For any payment to be made to the Purchaser:

		Bank:	LaSalle Bank N.A.

		Account Name:	Sotheby’s Holdings, Inc.

		Account Number:	5800914425

		ABA Number:	071-000-505

		Swift Number:	LASLUS44

or such other account as the Purchaser shall, not less than three Business Days before the date on which payment is due, have specified by giving notice to the Seller.

20.2

Save as otherwise specifically set out in this agreement, if a party defaults in making any payment when due of any sum payable under this agreement, it shall pay interest on that sum from (and including) the date on which payment is due until (but excluding) the date of actual payment (after as well as before judgment) at the Interest Rate.

20.3

If the Seller is required by law to make a deduction or withholding in respect of any sum payable under this agreement, the Seller shall, at the same time as the sum which is the subject of the deduction or withholding is payable, pay to the Purchaser such additional amount as shall be required to ensure that the net amount received by the Purchaser will equal the full amount which would have been received by the Purchaser had no such deduction or withholding been required to be made.

21.	GENERAL

21.1

The receipt of the Seller’s lawyers or the Purchaser’s Lawyers of any sum or document to be paid or delivered to the Seller or to the Purchaser (as the case may be) shall discharge the Purchaser’s obligation or the Seller’s obligation to pay or deliver it to the Seller or the Purchaser (as the case may be).

21.2	Each of the obligations, Warranties and undertakings set out in this agreement (excluding any obligation which is fully performed at Completion) shall continue to be in force after Completion.

21.3

Save as otherwise provided in this agreement, or as otherwise specifically agreed in writing by the parties after the date of this agreement, each party shall pay the costs and expenses incurred by it in connection with the entering into, and completion of, this agreement.

21.4	The fees and costs of the Notary shall be paid by the Purchaser.

21.5	This agreement may be executed in any number of counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of this agreement.

21.6	The rights of each party under this agreement:

16	7 June 2006

(a) may be exercised as often as necessary;

(b) are, unless this agreement provides otherwise, cumulative and not exclusive of rights and remedies provided by law; and

(c) may be waived only in writing and specifically.

Delay in exercising or non-exercise of any such right is not a waiver of that right.

21.7

Except as expressly stated in this agreement, the terms of this agreement may be enforced only by a party to this agreement. In the event any third party stipulation (derdenbeding) contained in this agreement is accepted by any third party, such third party shall not become a party to this agreement.

22.	WHOLE AGREEMENT

This agreement and the documents related to it contain the whole agreement between the parties relating to the transactions contemplated by this agreement and the documents related to it and supersede all previous agreements, whether oral or in writing, between the parties relating to these transactions.

23.	SEVERABILITY

23.1

If any provision of this agreement shall be held by any court of competent jurisdiction or arbitral tribunal to be illegal, void or unenforceable, such provision shall (i) be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon and shall not impair the enforceability of any other provision of this agreement, and (ii) Seller and Purchaser shall commit themselves to replacing the non-binding and/or non-enforceable provisions by provisions which are binding and enforceable and which differ as little as possible – taking into account the object and purpose of this agreement – from the non-binding and/or non-enforceable provisions.

24.	GOVERNING LAW

24.1	This agreement is governed by and shall be construed in accordance with the laws of the Netherlands.

24.2

Any power of attorney or other document executed in connection with this agreement or the transactions provided for in this agreement shall be governed by and construed in accordance with the laws of the Netherlands.

25.	ARBITRATION

25.1

Save as otherwise set out in this agreement, any dispute arising out of or in connection with this agreement (including questions in respect of the authority of the arbitrators) shall be finally settled by arbitration in accordance with the rules of the Netherlands Arbitration Institute (Nederlands Arbitrage Instituut). The arbitral tribunal shall be composed of three arbitrators appointed in accordance with those rules. The place of the arbitration will be Amsterdam, the Netherlands. The language of the arbitration shall be English. The arbitrators shall decide according to the rules of law.

25.2	This Clause shall also apply to disputes arising in connection with agreements which are connected with this agreement, unless the relevant agreement expressly provides otherwise.

25.3	Consolidation of arbitral proceedings with other proceedings as provided for in article 1046 of the Dutch Code of Civil Procedure is excluded.

17	7 June 2006

26.	LANGUAGE

The language of this agreement and the transactions envisaged by it is English and all notices, demands, requests, statements, certificates or other documents or communications shall be in English unless otherwise agreed. This agreement has been signed by the parties (or their duly authorised representatives) on the date stated at the beginning of this agreement.

[Signatory page to follow]

18	7 June 2006

SIGNATORIES

/s/ Robert C. Noortman
SIGNED by: Robert C. Noortman
For and on behalf of the Seller
Date: June 7, 2006

/s/ William S. Sheridan
SIGNED by: William S. Sheridan
Executive Vice President and Chief Financial Officer
For and on behalf of Purchaser
Date: June 7, 2006

/s/ Robert C. Noortman
SIGNED by
Robert C. Noortman
Date: June 7, 2006

/s/ Angelique Maria Johanna Noortman-Roijakkers
SIGNED, for the purposes of complying with Article 1:88 BW only, by
Angelique Maria Johanna Noortman-Roijakkers
Date: June 7, 2006

19	7 June 2006

SCHEDULE 3

WARRANTIES

All words in this Schedule starting with a capital letter, other than the words defined hereunder, have the same meaning as attributed to it in Schedule 13 (Interpretation).

1.	CAPACITY AND CONSEQUENCES OF SALE

1.1	Seller and Noortman each have the requisite capacity, power and authority to enter into and to perform their respective obligations under this agreement.

1.2

This agreement and all other documents to be entered into by the Seller or Noortman in connection with this agreement will, when executed, constitute binding obligations of the Seller or Noortman in accordance with their terms.

1.3	The execution of and the compliance with the terms of this agreement does not and will not:

	(a)	conflict with or constitute a default under any provision of:

(i) the constitutional and corporate documents of the Company;

(ii) any agreement or instrument to which the Company is a party;

	(b)	relieve any other party to an agreement with the Company of its obligations or enable that party to vary or terminate its rights or obligations under that contract;

	(c)	result in the creation or imposition of any Restriction on any of the property or assets of the Company.

1.4

Seller represents and warrants to the Purchaser that Consideration, consisting of Sotheby’s Shares, is being acquired for its own account for investment and with no intention of distributing or reselling any of such Sotheby’s Shares or any interest therein in any transaction that would be in violation of the securities laws of the United States of America or any state or any foreign country or jurisdiction.

1.5

Seller represents and warrants to the Purchaser that (i) at the time it was offered the Initial Consideration it was, (ii) at the date hereof it is and (iii) and at the time that it may be offered the Additional Consideration it shall be an accredited investor as defined in Rule 501(a) under the Securities Act, and has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the Purchaser and an investment in the Sotheby’s Shares as embodied by the Consideration and is able to bear the economic risk of such investment.

2.	THE COMPANY, CONSTITUTIONAL AND CORPORATE DOCUMENTS

	(a)	The Company has been duly incorporated and properly formed and their articles of association are in accordance with all applicable laws and regulations.

	(b)	The copies of the constitutional and corporate documents of the Company which have been given to the Purchaser or its advisers are true and accurate and complete in all respects.

	(c)	All statutory books and registers of the Company have been properly kept and no notice or allegation that any of them is incorrect or should be rectified has been received.

20	7 June 2006

(d) All corporate particulars, resolutions and other corporate documents which the Company is required by law to file with or deliver to any relevant authority have been correctly made up and duly filed.

(e) The Company does not

(i) hold or own nor has it agreed to acquire any securities of any other corporation other than the Subsidiaries; or

(ii) is or has agreed to become a member of any grouping, partnership or other unincorporated association, joint venture or consortium (other than recognised trade associations); or

(iii) has issued any profit sharing bonds or otherwise attributed rights to third parties to share in past, present or future income or profits, reserves or liquidation surpluses.

2.2	Neither the Company nor any part of its assets or undertakings is involved in or subject to any Insolvency Proceedings.

2.3	The Company has not stopped or suspended payment of all or a substantial part of its debts, become unable to pay its debts or otherwise become insolvent in any relevant jurisdiction.

2.4	There are no circumstances which require or would enable any Insolvency Proceedings to be commenced in respect of the Company or any part of its assets or undertakings of the Company.

2.5

There are no transactions entered into by the Company capable of being set aside, stayed, reversed, avoided or affected in whole or in part by any Insolvency Proceedings affecting the Company or any of its assets or undertakings (whether or not such proceedings have commenced) whether as transactions at undervalue, in fraud of or against the interests of creditors, preferences or Paulian actions (actio pauliana) or similar concepts or legal principles.

3.	THE SHARES; THE SUBSIDIARY SHARES

3.1	Seller is the sole owner of the Shares and has full power, right and authority to transfer the Shares to the Purchaser. The Shares constitute the whole of the issued share capital of the Company.

3.2	The Shares have been validly issued and are fully paid up.

3.3	There is no Restriction on, over or affecting any of the Shares, nor is there any commitment to give or create any of the foregoing, and no person has claimed to be entitled to any of the foregoing.

3.4

Other the resolutions referred to in Clause 8, since the date of the Accounts no resolution has been made and no action has been taken to distribute dividends, to repay capital or to make any other distribution of reserves or capital by the Company, except as shown in the Accounts.

4.	ACCOUNTS AND FINANCIAL

Accounts and debtors

4.1	Except as disclosed to the Purchaser prior to the date of this agreement, the Accounts:

(a) have been prepared in accordance with generally accepted accounting principles and practices in the Netherlands and the applicable law and regulations;

21	7 June 2006

(b)

correctly state the assets and liabilities of the Company and give a true and fair view (getrouw beeld) of the state of affairs of the Company as at the Accounts Date on a consolidated basis and the actual value of each line item in the balance sheet extracted from the Accounts that is attached as Schedule 6 equals or exceeds the value attributed to such line item in that Schedule;

(c)

contain either provisions adequate to cover, or full particulars in notes of, all Taxation (including deferred Taxation) and other liabilities (whether quantified, contingent or otherwise) which are required to be reflected in the Accounts in accordance with the Accounting Standards of the Company as at the applicable Accounts Date;

	(d)	have been duly filed or an exemption for such filing has been duly obtained in accordance with applicable law.

4.2

All financial and accounting records of the Company have been properly maintained and constitute an accurate record of all matters which ought to appear in them. The Company has complied with all statutory accounting requirements.

Ownership of assets

4.3

The Company owns, freely and without actual or threatened Restriction, all the assets included in the Accounts and none of such assets is subject to actual or threatened Litigation, claims or seizure by any Governmental Body or Litigation, claims or seizure by any other person, including, for the avoidance of doubt, any former owner of such asset.

4.4

The Company owns, freely and without actual or threatened Restriction, the inventory of Vrijthof 49, Maastricht and all paintings and/or other artefacts that are traded, exhibited or held in stock by the Company as at Completion. None of these paintings and/or other artefacts is counterfeit and each is the authentic work of the artist by whom it is purported to have been created. All required declarations upon the export and import of these paintings and/or other artefacts have been properly made and any duties and taxes on the export and import of these paintings and/or other artefacts have been paid. None of these paintings and/or other artefacts is subject to actual or threatened Litigation, claims or seizure by any Governmental Body or Litigation, claims or seizure by any other person, including, for the avoidance of doubt, any former owner of such asset.

4.5

The Company owns all other assets used for the business of the Company as at Completion, including such assets as are not shown in the Accounts but are listed in Schedule 14 and none of such assets is subject to actual or threatened Litigation, claims or seizure by any Governmental Body or Litigation, claims or seizure by any other person, including, for the avoidance of doubt, any former owner of such asset.

4.6

Except as set out in the Accounts and except for any right of retention (retentierecht) or other similar entitlements that are applicable by operation of law (van rechtswege), none of the property, assets, undertaking, goodwill or uncalled capital of the Company is subject to any Restriction or any agreement or commitment to give or create any Restriction, and no person has claimed to be entitled to any of the foregoing.

4.7

Except for goods delivered under reservation of title or similar concepts the Company has not been a party to a transaction pursuant to or as a result of which an asset owned, purportedly owned or otherwise held by the Company as at the Completion date, is liable to be transferred or re-transferred to another person or which gives or may give rise to a right of compensation or payment in favour of another person under the law of any relevant jurisdiction or country.

22	7 June 2006

4.8	The assets owned or leased or delivered under reservation of title or similar concepts by the Company comprise all the assets necessary for the continuation of the Business as conducted today.

Book Debts

4.9

The debts owing to the Company included in the Accounts have realised or will realise, in the ordinary course of collection, their nominal amounts plus any accrued interest less any provisions for bad and doubtful debts included in the Accounts.

Indebtedness, loans and bank accounts

4.10

Other than as set out in the Accounts, the Company has not outstanding any indebtedness or any money raised, including any liability (whether present or future) in respect of any guarantee or indemnity. As at Completion the bank loans with the ABN AMRO do not exceed an amount of EUR 10.7 million.

4.11

The Company has not lent any money which has not been repaid to it nor does it own the benefit of any debt (whether present of future) other than debts accrued to it in the ordinary course of its business and other than as set out in the Accounts.

5.	COMMERCIAL

Contracts and commitments

5.1	The Company has no obligation or liability (actual or contingent):

(a) under any third party guarantee or third party indemnity or letter of credit or comfort letter (except as set out in the Accounts);

(b) under any leasing, hiring, hire purchase, credit sale or conditional sale agreement in respect of goods except as set out in the Accounts;

(c)

which cannot readily be fulfilled or performed by it on time and without undue or unusual expenditure of money or effort (other than any obligation of a type and to an extent regularly incurred by it in the ordinary course of trading).

5.2

The Company is not a party to any agency, distribution or management agreement or to any contract which restricts its freedom to carry on its business in any part of the world in such manner as it thinks fit or to engage in any line of business.

5.3	The Company has not received notice of termination, rescission, invalidation or claim pursuant to any actual or alleged breach or default of any agreement to which the Company is a party.

5.4	The Company has observed and performed all the terms and conditions on its part to be observed and performed under its customer contracts.

5.5

Except for any guarantee or any warranty implied by law or contained in its standard terms of business (algemene voorwaarden) made applicable in its business contracts, the Company has not given any guarantee or warranty, or made any representations, in respect of goods or services supplied, or contracted to be supplied, by it or, except as aforesaid, accepted any liability or obligation that would apply after any such goods or services had been supplied by it.

23	7 June 2006

Anti-competitive arrangements

5.6

The Company is now not, or has during the last three years not been, a party to any agreement, arrangement, concerted practice or course of conduct which infringes any Competition Law, or is is void or unenforceable (whether in whole or in part) or may render that the Company liable to proceedings under any Competition Law.

6.	COMPUTER SYSTEMS, DATA AND RECORDS

6.1

All the records and systems and all data and information of the Company are recorded, stored, maintained or operated or otherwise held exclusively by the Company and are not wholly or partly dependent on any facilities or means (including any electronic, mechanical or photographic process, computerised or otherwise) which are not under the exclusive ownership and control of the Company.

6.2

The computer and telecommunication facilities, the software and databases used by the Company, are adequate for operational and business requirements of the Company and adequate back-up procedures have been implemented and are currently complied with.

7.	COMPLIANCE WITH LAWS AND LICENCES; LITIGATION

7.1

To Seller’s best knowledge neither the Company nor any of its directors, officers, agents or employees (during the course of their duties) has done or omitted to do anything which is a contravention of any law, regulation or the requirements of any regulatory body giving rise to any fine, penalty, other liability or sanction on the part of the Company and no complaints have been received in respect of such matters which would have a material adverse effect on the business, result of operations or financial condition of the Business.

7.2	To Seller’s best knowledge there is no Litigation pending or threatened by or against the Company.

7.3

To Seller’s best knowledge the Company is not the subject of any investigation, inquiry or enforcement proceedings or process by any governmental, administrative or regulatory body nor is the Seller aware of anything which is likely to give rise to any such investigation, inquiry or proceeding or process.

7.4

To Seller’s best knowledge there are no pending, or threatened, criminal actions, proceedings or investigations, concerning directors or managers or employees of the Company which relate to the Business and which would have a material adverse effect on the Business.

8.	TAXATION

8.1	All notices, computations and returns which ought to have been made or filed before Completion, have been properly and duly submitted by the Company to the relevant Taxation authorities.

8.2

The Company is not involved in any dispute with the relevant Taxation authorities and there is no basis for such dispute concerning any matter likely to affect in any way the liability (whether accrued, contingent or future) of the Company for Taxation.

8.3

All transactions and arrangements involving the Company have taken place or are entered into under arm’s length conditions which are such that no provision relating to transfer pricing or having any effect on transfer pricing might be invoked by the relevant Taxation authorities.

24	7 June 2006

8.4

The Company has complied with all statutory provisions, rules, regulations, orders and directions concerning Taxation, including the making on time of accurate returns and payments and the maintenance of records.

9.	INSURANCE

9.1

All the assets and undertaking of the Company of an insurable nature are and have at all material times been insured in amounts representing their full replacement or reinstatement value against all risks normally insured against by persons carrying on the same classes of business as those carried on by the Company and the Company is now and has at all material times been adequately covered against accident, damage, injury, third party loss, loss of profits and other risks normally covered by insurance.

9.2

All information that has been given by Noortman to (i) the provider of the key man insurance that has been entered into on his name by the Purchaser and (ii) the relevant insurance broker, is true, complete, correct and not misleading and meets all requirements for the validity of that insurance.

10.	EMPLOYEES AND EMPLOYEE BENEFITS

10.1

No proposal, assurance or commitment has been communicated to any person regarding any change to his terms of employment or working conditions or regarding the continuance, introduction, increase or improvement of any benefit.

10.2	The Company has not any outstanding liability to pay compensation for loss of office or employment or a redundancy payment to any present or former.

10.3

There is no term of employment for any employee of the Company which provides that a change of control of the Company shall entitle the employee to treat the change of control as amounting to a breach of the contract or entitling him to any payment or benefit whatsoever or entitling him to treat himself as redundant or otherwise dismissed or released from any obligation.

10.4

The Company has in all material respects complied with its obligations to applicants for employment, its employees and former employees, any relevant trade union, works council and employee representatives.

11.	DISCLOSURE

11.1	All information supplied by the Seller and its advisers to the Purchaser or its advisers is true and accurate, complete and not misleading.

25	7 June 2006

SCHEDULE 9

ESCROW AGREEMENT

ESCROW AGREEMENT (the Agreement) dated as of June 7, 2006

AMONG:

(1)	ARCIMBOLDO S.A., a private limited liability company incorporated under the laws of Luxembourg (Seller);

(2)	ROBERT C. NOORTMAN, born in Heemstede, the Netherlands (Noortman);

(3)	SOTHEBY’S HOLDINGS, INC., a Michigan corporation (Purchaser); and

(4)	LASALLE BANK NATIONAL ASSOCIATION, a bank organized under the laws of the United States of America (Escrow Agent).

WHEREAS, Seller, Hudson and Purchaser have entered into a sale and purchase agreement dated June 7, 2006 (the Purchase Agreement), pursuant to which Purchaser has agreed to purchase and Seller has agreed to sell all the issued and outstanding shares in Noortman Master Paintings B.V., a company incorporated under the laws of the Netherlands (the Company), on the terms and subject to the conditions set forth in the Purchase Agreement. Noortman is the sole shareholder of Seller and has agreed to act as a surety for obligations of Seller under the Purchase Agreement. Capitalized terms used but not otherwise defined herein shall have the respective meanings given them in the Purchase Agreement.

WHEREAS, in accordance with Section 5 of the Purchase Agreement, Purchaser is depositing with Escrow Agent one or more certificates representing 486,712 shares of common stock of Purchaser (the Escrowed Shares) to be held by the Escrow Agent in accordance with the terms and conditions of this Agreement.

NOW, THEREFORE, the parties, intending to be legally bound, hereby agree as follows:

1.	Deposit of Escrowed Shares and Escrowed Funds

(a)

In accordance with the Purchase Agreement, Purchaser is depositing with Escrow Agent one or more certificates registered in the name of Seller representing the Escrowed Shares and appropriate stock powers executed by Seller in blank with respect to the Escrowed Shares (the Stock Powers). Escrow Agent agrees to acknowledge receipt thereof upon delivery.

(b)

Purchaser shall deposit cash with the Escrow Agent in the event dividends or other distributions are declared in respect of the Escrowed Shares (Escrowed Funds). Absent receipt of specific written instructions jointly from Purchaser and Seller, as soon as reasonably practicable following deposit, the Escrow Agent shall invest the Escrowed Funds, including income earned on such investment, in a LaSalle Bank Enhanced Liquidity Management account. The Escrow Agent shall not be responsible to any person or entity for any loss or liability arising in respect of such investment except to the extent that such loss or liability arises from the Escrow Agent’s gross negligence or willful misconduct.

(c)	Escrow Agent hereby agrees to act as escrow agent and to hold, safeguard and deliver the Escrowed Shares and Escrowed Funds (if any) pursuant to the terms and conditions hereof.

26	7 June 2006

2.	Voting of Escrowed Shares; Release of Escrowed Funds

Until such date as Purchaser and Seller shall jointly give notice to Escrow Agent in accordance with Clause 3 of this Agreement reflecting that the Additional Consideration has been determined in accordance with Clause 2.6 of the Purchase Agreement or Noortman has become a Bad Leaver, (i) Seller shall be entitled to vote all of the Escrowed Shares, and (ii) Seller shall be entitled to all dividends and other distributions that may be declared in respect of these Escrowed Shares, provided that a proportionate amount of dividends and other distributions on the Escrowed Shares shall be held by the Escrow Agent and will only be paid out together with the transfer of the underlying shares in accordance with the provisions of Clause 5 of the Purchase Agreement, and that Seller waives all rights to any dividends and distributions that are declared in respect of the Escrowed Shares but that are not transferred to it in accordance with the foregoing. Escrow Agent shall return Escrowed Funds to Purchaser to the extent underlying shares are transferred to Purchaser in accordance with Clause 3 hereof.

3.	Release of Escrowed Shares

(a)

Any transfer of Escrowed Shares by the Escrow Agent to the Seller in accordance with this Agreement shall be deemed to be a transfer by or on behalf of the Purchaser to the Seller and after such transfer the Seller may make no further claim against the Purchaser in respect of the Additional Consideration.

(b)

In the event referred to in Clause 2.6(a) of the Purchase Agreement, Purchaser and Seller shall jointly give notice to such effect to the Escrow Agent within 20 Business Days after the determination of the relevant Total EBIT Statement, and Escrow Agent shall, upon receipt of such notice, transfer the Additional Consideration to the Seller.

(c)

In the event referred to in Clause 2.6(b) of the Purchase Agreement, Purchaser and Seller shall jointly give notice to such effect to the Escrow Agent within 20 Business Days after determination of the relevant Total EBIT Statement, and Escrow Agent shall, upon receipt of such notice, transfer such Additional Consideration to the Seller as it may be entitled in accordance with Clause 2.6(b) of the Purchase Agreement, minus any Additional Consideration that has already been transferred to Seller. Any Escrowed Shares that remain after the transfer of the Additional Consideration based on the Final EBIT Statement will be transferred by the Escrow Agent to the Purchaser.

(d)

In the event referred to in Clause 2.6(c) of the Purchase Agreement, Purchaser and Seller shall jointly give notice to such effect to the Escrow Agent within 20 Business Days after the determination of the Final EBIT Statement, and Escrow Agent shall transfer all the Escrowed Shares to the Purchaser upon receipt of such notice.

(e)

In the event that Noortman becomes a Bad Leaver in accordance with the Purchase Agreement, Purchaser and Seller shall jointly give notice to such effect to the Escrow Agent within 20 Business Days after the date on which Noortman becomes a Bad Leaver, and Escrow Agent shall transfer all the Escrowed Shares to the Purchaser upon receipt of such notice.

(f)

Any joint notice from Purchaser and Seller to Escrow Agent in accordance with Clause 3(b), 3(c) or 3(d) of this Agreement shall specify in accordance with the Total EBIT Statement approved by Purchaser in accordance with Clause 2.7 of the Purchase Agreement the relevant Additional Consideration and/or Escrowed Funds due.

27	7 June 2006

(g)

Upon the receipt by the Escrow Agent of joint notice from Purchaser and Seller in accordance with this Clause 3, Escrow Agent shall deliver by overnight courier the Stock Powers to the relevant party together with one or more certificates representing the relevant number of Escrowed Shares. The parties agree to use best efforts as necessary to coordinate with the Purchaser’s transfer agent to split certificates representing the Escrowed Shares, as applicable, in order to comply with the release of Escrowed Shares pursuant to this Clause 3.

(h)

In the event that the Purchase Agreement is terminated pursuant to Clause 6 of the Purchase Agreement, Seller and Purchaser shall jointly give notice to such effect to Escrow Agent, and Escrow Agent shall return the certificates representing the Escrowed Shares and the Stock Powers to Purchaser, and this Agreement shall terminate. In such event, neither Purchaser nor Seller shall have any claim against the other arising out of this Agreement.

4.	Duties of Escrow Agent

(a)

This Agreement expressly sets forth all the duties of Escrow Agent with respect to any and all matters pertinent hereto. No implied duties or obligations shall be read into this agreement against Escrow Agent. Escrow Agent shall not be bound by the provisions of any agreement among the other parties hereto except this Agreement. Escrow Agent’s duties are ministerial in nature.

(b)

Escrow Agent shall not be liable, except for its own gross negligence or willful misconduct, and, except with respect to claims based upon such gross negligence or willful misconduct that are successfully asserted against Escrow Agent, the other parties hereto shall jointly and severally indemnify and hold harmless Escrow Agent (and any successor Escrow Agent) from and against any and all losses, liabilities, claims, actions, damages and expenses, including reasonable attorneys’ fees and disbursements, arising out of and in connection with this Agreement. The foregoing indemnity shall survive resignation or removal of the Escrow Agent and termination of this Agreement.

(c)

Escrow Agent shall be entitled to rely upon any order, judgment, certification, demand, notice, instrument or other writing delivered to it hereunder without being required to determine the authenticity or the correctness of any fact stated therein or the propriety or validity or the service thereof. Escrow Agent may act in reliance upon any instrument or signature believed by it to be genuine and may assume that any person purporting to give notice or receipt or advice or make any statement or execute any document in connection with the provisions hereof has been duly authorized to do so.

(d)	Escrow Agent may act pursuant to the advice of counsel with respect to any matter relating to this Agreement and shall not be liable for any action taken or omitted in accordance with such advice.

(e)	Escrow Agent does not have any interest in the Escrowed Shares deposited hereunder but is serving as escrow agent only and having only possession thereof.

(f)	Escrow Agent makes no representation as to the validity, value, genuineness or the collectability of any security or other documents or instrument held by or delivered to it.

(g)

Escrow Agent (and any successor Escrow Agent) may at any time resign as such by delivering the Escrowed Shares to any successor Escrow Agent jointly designated by the other parties hereto in writing, or to any court of competent jurisdiction, whereupon Escrow Agent shall be

28	7 June 2006

discharged of and from any and all further obligations arising in connection with this Agreement. The resignation of Escrow Agent shall take effect on the earlier of (i) the appointment of a successor (including a court of competent jurisdiction) or (ii) the day that is 30 days after the date of delivery of its written notice of resignation to the other parties hereto. If at that time Escrow Agent has not received a designation of a successor Escrow Agent, Escrow Agent’s sole responsibility after that time shall be to retain and safeguard the Escrowed Shares until receipt of a designation of successor Escrow Agent or a joint written disposition instruction by the other parties hereto or a final and nonappealable order of a court of competent jurisdiction.

(h)

In the event that Escrow Agent in good faith is in doubt as to what action it should take hereunder, Escrow Agent shall be entitled to retain the Escrowed Shares until Escrow Agent shall have received (i) a final nonappealable order of a court of competent jurisdiction directing delivery of the Escrowed Shares or (ii) a written agreement executed by Seller and Purchaser directing delivery of the Escrowed Shares, in which event Escrow Agent shall deliver the Escrowed Shares in accordance with such order or agreement. Escrow Agent shall act on any court order without further question.

(i)

Seller and Purchaser shall pay Escrow Agent compensation as payment in full for the services to be rendered by Escrow Agent hereunder in accordance with Exhibit 1 attached hereto. Any such compensation and reimbursement to which Escrow Agent is entitled shall be borne 50% by Seller, 50% by Purchaser.

(j)

Anything in this agreement to the contrary notwithstanding, in no event shall Escrow Agent be liable for special, indirect or consequential damage of any kind whatsoever (including but not limited to lost profits), even if Escrow Agent has been advised of the likelihood for such loss or damage and regardless of the form of action. The parties hereto acknowledge that this Section 4(j) shall survive the resignation or removal of Escrow Agent or the termination of this agreement.

5.	Notices

All notices, requests, claims, demands and other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by facsimile or sent, postage prepaid, return receipt requested, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand or facsimile, or if mailed, three days after mailing (one Business Day in the case of express mail or overnight courier service), to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Clause 5):

(i) if to Seller

Arcimboldo S.A.
PO Box 415
L 2014 Luxembourg
Fax: +352 421961
Attention: Mr. Geoffrey Picrit

29	7 June 2006

(ii)	if to Purchaser

Sotheby’s
1334 York Avenue
New York, NY 10021
USA
Fax: +1 212 606 7132
Attention:	William S. Sheridan
Daryl Wickstrom

(iii)	if to Noortman

Noortman Master Paintings B.V.
Vrijthof 49
6211 LE Maastricht
The Netherlands
Fax: +31 43 321 3899
Attention: Robert Noortman

iv)	if to Escrow Agent, to:

LaSalle Bank National Association
Corporate Trust Department
135 South LaSalle Street, Suite 1960
Chicago, IL 60603
Fax: +1 312 904 2236
Attention: Anthony Veloz

6.	Termination

In the event that the Purchase Agreement is terminated pursuant to Clause 6 of the Purchase Agreement, Seller and Purchaser shall jointly give notice to such effect to Escrow Agent, and Escrow Agent shall return the certificates representing the Escrowed Shares and the Stock Powers to Purchaser, and this Agreement shall terminate. In such event, neither Purchaser nor Seller shall have any claim against the other arising out of this Agreement.

7.	Miscellaneous

(a)

None of the parties may assign any of its rights under this Agreement without the prior consent of the other parties (such consent not to be unreasonably withheld, delayed or conditioned). Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and successors and assigns.

30	7 June 2006

(b)

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party.

(c)

This Agreement contains the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

(d)

Each party irrevocably and unconditionally submits to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County, and (b) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each party to this Agreement hereby waives formal service of process and agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this Section 7(d). Each party to this Agreement irrevocably and unconditionally waives, pursuant to the provisions of Section 5-1402 of the New York General Obligations Law, any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, any Ancillary Agreement or the transactions contemplated hereby and thereby in (i) the Supreme Court of the State of New York, New York County, or (ii) the United States District Court for the Southern District of New York, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

(e)

This Agreement (and any claims or disputes arising out of or related thereto or to the transactions contemplated thereby or to the inducement of any party to enter therein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall in all respects be governed by and construed in accordance with the laws of the State of New York, including all matters of construction, validity and performance, in each case without reference to any conflict of law rules that might lead to the application of the laws of any other jurisdiction. Each party to this Agreement further agrees that the laws of the State of New York bear a reasonable relationship to this Agreement and irrevocably and unconditionally waives, pursuant to Section 5-1401 of the New York General Obligations Law, any objection to the application of the laws of the State of New York to any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby and further irrevocably and unconditionally waives and agrees not to plead or claim that any such action, suit or proceeding should not be governed by the laws of the State of New York. This Agreement has been negotiated, executed and delivered in the State of New York.

(f)

EACH PARTY HEREBY EXPRESSLY AND IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY RELATING TO ANY DISPUTE ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY. Each party (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto

31	7 June 2006

have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 7(f).

(g)

Any corporation into which Escrow Agent in its individual capacity may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which Escrow Agent in its individual capacity shall be a party, or any corporation to which substantially all the corporate trust business of Escrow Agent in its individual capacity may be transferred, shall be Escrow Agent under the Agreement without requirement for further action.

(h)

In the event that Escrow Agent is unable to perform its obligations under the terms of this Agreement because of acts of God, strikes, equipment or transmission failure or other cause reasonably beyond its control, Escrow Agent shall not be liable for damages to the other parties for any damages resulting from such failure to perform otherwise from such causes. Performance under this Agreement shall resume when Escrow Agent is able to perform substantially.

(i)

In the event that any Escrowed Shares shall be attached, garnished or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by any order of a court, or any order, judgment or decree shall be made or entered by any court order affecting the Escrowed Shares deposited under this Agreement, Escrow Agent is hereby expressly authorized, in its sole discretion, to obey and comply with all writs, orders or decrees so entered or issued, which it is advised by legal counsel of its own choosing is binding upon it, whether with or without jurisdiction, and in the event that Escrow Agent obeys or complies with any such writ, order or decree it shall not be liable to any of the parties hereto or to any other person, firm or corporation, by reason of such compliance notwithstanding such writ, order or decree be subsequently reversed, modified, annulled, set aside or vacated.

32	7 June 2006

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first written above.

ARCIMBOLDO S.A.

By:	/s/ Robert C. Noortman
Name: Robert C. Noortman
Title:

ROBERT C. NOORTMAN

SOTHEBY’S HOLDINGS, INC.

By:	/s/ William S. Sheridan
Name: William S. Sheridan
Title: Executive Vice President and Chief Financial Officer

LASALLE BANK NATIONAL ASSOCIATION as Escrow Agent

By:

Name:
Title:

33	7 June 2006

EXHIBIT 1

ESCROW AGENT SCHEDULE OF FEES

Acceptance Fee:	$500.00	*

Administration Fee:	$2,500.00	*

Wire Transfers	$20.00	each

Check Preparation and Mailing	$25.00	each

1099 Preparation and Reporting	$5.00	each	($250 annual minimum if any 1099 reports required for account)

The Acceptance and first year’s Annual Administration Fees are due upon execution of the Escrow Agreement.

*Should the Escrow Account remain open for less than a full year after an initial twelve month period, the Annual Administration Fee will be prorated on a six-month basis.

Any investment transaction not in a money market fund or a LaSalle Enhanced Liquidity Management account will incur a $150.00 per transaction fee. The parties to the agreement understand and agree that the Escrow Agent may receive certain revenue on certain mutual fund investments. These revenues take one of two forms:

Shareholder Servicing Payments: Escrow Agent may receive Shareholder Servicing Payments as compensation for providing certain services for the benefit of the Money Market Fund Company. Shareholder Services typically provided by LaSalle include the maintenance of shareholder ownership records, distributing prospectuses and other shareholder information materials to investors and handling proxy-voting materials. Typically Shareholder Servicing payments are paid under a Money Market Fund’s 12b-1 distribution plan and impact the investment performance of the Fund by the amount of the fee. The shareholder servicing fee payable from any money market fund is detailed in the Fund’s prospectus that will be provided to you.

Revenue Sharing Payments: Escrow Agent may receive revenue sharing payments from a Money Market Fund Company. These payments represent a reallocation to Escrow Agent of a portion of the compensation payable to the fund company in connection with your account’s money market fund investment. Revenue Sharing payments constitute a form of fee sharing between the fund company and Escrow Agent and do not, as a general rule, result in any additional charge or expense in connection with a money market fund investment, are not paid under a 12b-1 plan, and do not impact the investment performance of the Fund. The amount of any revenue share, if any, payable to Escrow Agent with respect to your account’s investments is available upon request.

All out-of-pocket expenses will be billed at the Escrow Agent’s cost. Out-of-pocket expenses include, but are not limited to, professional services (e.g. legal or accounting), travel expenses, telephone and facsimile transmission costs, postage (including express mail and overnight delivery charges), and copying charges.

34	7 June 2006

SCHEDULE 10

TOTAL EBIT

1.	The Total EBIT means the sum of

	(a)	all earnings before interest and Taxation realized by the Company (excluding any overhead costs from the Purchaser) since Completion and

	(b)	8% of the hammer price that is realized by the Purchaser after Completion on the net auction sales that are sourced to it by the Company in each case until 31 May, 2011.

2.

The Total EBIT will be calculated in accordance with Dutch GAAP, based upon the historic book value of the inventory of the Company as at Completion as follows from the Accounts and the audited financial statements of the Company from time to time. For the purposes of the calculation of the Total EBIT any fair value adjustments and ‘push down’ costs of Purchaser according to US GAAP will be ignored.

35	7 June 2006

SCHEDULE 12

BAD LEAVER

1.	Noortman shall be considered a Bad Leaver if:

	(a)	he voluntarily ceases to be employed by the Company before the fifth anniversary of Completion the end of the term of his Employment Agreement, or

	(b)	the Employment Agreement has been validly terminated

(i)

due to an urgent cause (dringende reden) as defined in Article 7:678 BW, provided that if Noortman initiates court proceedings within 10 (ten) Business Days after having been notified of the termination of the Employment Agreement due to urgent cause, he will only be a Bad Leaver if and on such date that a court decision affirming such urgent cause is issued; or

(ii)

by way of an irrevocable court decision due to important reasons (gewichtige reden), as defined in Article 7:685 BW, which reasons are – according to such court decision – caused by (te wijten aan) Noortman only;

provided in each case that Purchaser has complied with Clause 7.

2.	Noortman shall not be considered a Bad Leaver in any situation other than as mentioned under 1. above, including any situation in which he ceases to be employed by the Company because of:

	(a)	the divestment of the Company by Purchaser; or

	(b)	his permanent serious illness, his disability or his death.

36	7 June 2006

SCHEDULE 13

INTERPRETATION

In this agreement:

Accounts Date means 30 April, 2006;

Accounts means the accounts of the Company as at the Accounts Date, including a balance sheet, substantially in the form as set out in Schedule 6;

Actual Distribution has the meaning attached to that term in Clause 8.8;

Additional Distribution has the meaning attached to that term in Clause 8.2(a);

Adjustment Calculation has the meaning attached to that term in Clause 8.3(b);

Adjustment Resolution has the meaning attached to that term in Clause 8.2;

Affiliate means in relation to any person or entity, any direct or indirect subsidiary or direct or indirect holding company of that person or entity and any other direct or indirect subsidiary of such holding company;

Alternative Distribution has the meaning attached to that term in Clause 8.2(b);

Bad Leaver has the meaning ascribed to that term in Schedule 12;

Business Day means a day (other than a Saturday or Sunday) on which banks are generally open in the Netherlands for normal business:

Company means Noortman Master Paintings B.V.;

Competition Law means all statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and laws of any jurisdiction relating to competition, restrictive trade practices, antitrust, monopolies, merger control, fair trading or restraint of trade in any part of the world including without limitation (a) the competition laws of the Treaty Establishing the European Community, including Articles 81, 82, 83 and 85 (EC Treaty), (b) the antitrust laws of the United States of America, including the Sherman Act, Clayton Act, Federal Trade Commission Act, Hart-Scott-Rodino Antitrust Improvements Act of 1976 and Robinson-Patman Act (US Antitrust Laws), (c) any amendments to or rules and regulations adopted under the EC Treaty or US Antitrust Laws, and (d) any similar or analogous laws of any country or state, or regional, supranational or local authority in which the Companies carry on business or has assets or sales;

Completion Balance Sheet means the audited completion balance sheet as per 31 May, 2006 to be prepared by Seller and to be delivered to Purchaser within 20 (twenty) Business Days after Completion;

Completion means the transfer of the Shares and other actions as described in Schedule 4;

Deed of Transfer means the notarial deed to be executed by the Notary substantially in the form attached hereto in Schedule 5;

Dispute Notice has the meaning attached to that term in Clause 8.5;

37	7 June 2006

Due Diligence Documents means the documents as listed in Schedule 15;

Employment Agreement has the meaning attached to that term in Clause 13.1;

Final EBIT Statement has the meaning attached to that term in Clause 2.8;

Governmental Authorisation means any approval, consent, licence, permit, waiver, or other authorisation issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement;

Governmental Body means any: (a) nation, country, city, town, village, district, or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign, or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal); (d) multinational organisation or body; or (e) body exercising, or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature;

Group means in relation to any person or entity, such person or entity and its Affiliates;

Indebtedness means the final aggregate amount of all interest bearing third party financing, including accrued interest thereon until the date of Completion;

Initial Distribution has the meaning attached to that term in Clause 8.1;

Insolvency Proceedings means any form of bankruptcy, liquidation, receivership, administration, arrangement or scheme with creditors, moratorium, interim or provisional supervision by the court or court appointee, whether in the jurisdiction of the place of incorporation or in any other jurisdiction, whether in or out of court;

Interest Rate means the interest rate of an annual rate of Euribor plus 1.25%, which interest shall accrue from day to day and be compounded monthly;

Legal Requirement means any requirement, order, constitution, law, ordinance, regulation, statute, or treaty of a Governmental Body;

Litigation means any pending or threatened action, arbitration, audit, complaint, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator;

Net Equity means the net equity (‘eigen vermogen’) of the Company as per 31 May, 2006 as follows from the Completion Balance Sheet;

Notary means a civil law notary (notaris) of Allen & Overy LLP Amsterdam;

Provisional Completion Balance Sheet means the completion balance sheet dated 30 April, 2006 and attached to this agreement as Schedule 6;

Purchaser means Sotheby’s Holdings, Inc. or, the corporation that shall survive after the intended merger of Sotheby’s Holdings, Inc. with and into Sotheby’s Delaware, Inc.;

Purchaser’s Group means the Purchaser and any and all of its Affiliates at any time, but excluding the Company;

38	7 June 2006

Purchaser’s Lawyers means Allen & Overy LLP of Apollolaan 15, 1077 AB Amsterdam, The Netherlands;

Restriction or Restrictions means any security right (zekerheidsrecht) or other limited right (beperkt recht); attachment (beslag); qualitative obligation; retention of title, right of retention; personal right of enjoyment or use; licence; royalty obligations; beneficial ownership rights; option; right of first option; right of first refusal or any other restriction of any kind on use, voting, transfer, receipt of income or exercise of any other attribute of ownership, whether following from public or private law and any rights to acquire any of the above;

Shareholder Loan has the meaning attached to that term in Clause 8.9;

Shares means all the issued shares in the capital of the Company;

Sotheby’s Shares means ordinary shares or common stock in the capital of Purchaser;

Taxation means all forms of taxation, duties, levies, imposts and social security charges, including, without limitation, corporate income tax, wage withholding tax, national social security contributions and employee social security contributions, value added tax, customs and excise duties, capital tax and other legal transaction taxes, dividend withholding tax, (municipal) real estate taxes, real estate transfer tax, other municipal taxes and duties, environmental taxes and duties and any other type of taxes or duties in any relevant jurisdiction; together with any interest, penalties, surcharges or fines relating thereto, due, payable, levied, imposed upon or claimed to be owed in any relevant jurisdiction;

Third Party Claim means a Warranty Claim that arises as a result of or in connection with a liability or alleged liability to any person that is not a member of Seller’s or Purchaser’s Group;

Total EBIT has the meaning ascribed to that term in Schedule 10;

Total EBIT Statement is the statement reflecting the Total EBIT as shall be updated semi-annually in accordance with Clause 2.7;

Warranties means the representations and warranties on the part of the Seller listed in Schedule 3;

Warranty Claim means a claim by the Purchaser for any breach or alleged breach of any of the Warranties;

3.	Any express or implied reference to an enactment (which includes any legislation in any jurisdiction) includes references to:

	(a)	that enactment as amended, extended or applied by or under any other enactment before or after the date of this agreement;

	(b)	any enactment which that enactment re-enacts (with or without modification); and

(c)

any subordinate legislation (including regulations) made (before or after the date of this agreement) under that enactment, including (where applicable) that enactment, as amended, extended or applied as described in subparagraph (a) above, or under any enactment referred to in subparagraph (b) above.

39	7 June 2006

4.	In this agreement references to a natural person include its estate and representatives.

5.	References to a company will be construed so as to include any company, corporation, corporate body or other legal entity, wherever and however incorporated or established.

6.	For the purposes of this agreement, a company is a subsidiary of another company, its holding company, if that other company:

(a) holds a majority of the voting rights in it; or

(b) has the right, either alone or pursuant to an agreement with other shareholders or members, to appoint or remove a majority of its management board or its supervisory board (if any); or

(c) is a shareholder or member of it and controls alone or together with other persons, pursuant to an agreement with other shareholders or members, a majority of the voting rights in it,

or if it is a subsidiary of a company which is itself a subsidiary of that other company.

7.

For the purposes of this agreement, a company is a wholly-owned subsidiary of another company if it has no members except that other and that other’s wholly-owned subsidiaries or persons acting on behalf of that other or its wholly-owned subsidiaries.

8.

References to a person will be construed so as to include any individual, firm, company, government, governmental authority, tax authority, state or agency of a state or any joint venture, association, partnership (whether or not having separate legal personality).

9.

References to threatened will be construed so as to include a claim, proceeding, dispute, action, or other matter that will be deemed to have been “threatened” if any demand or statement has been made (orally or in writing), or any notice has been given (orally or in writing), or if any other event has occurred, or any other circumstances exist, that would lead a prudent person to conclude that such a claim, proceeding, dispute, action, or other matter is likely to be asserted, commenced, taken, or otherwise pursued in the future.

10.

References in this agreement to a specific number of Sotheby’s Shares shall be subject to appropriate adjustment in the event of a stock dividend, recapitalisation, reverse stock split, stock split, subdivision or similar change in the capital structure of Purchaser.

11.	The singular shall include the plural and vice versa and references to words importing one gender will include both genders.

12.

Notwithstanding Clause 26, where in this agreement a Dutch term is given in italics or in italics and in brackets after an English term and there is any inconsistency between the Dutch and the English, the meaning of the Dutch term shall prevail.

40	7 June 2006